19500 Jamboree Road Irvine, CA 92612 949.475.3600

October 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Impac Mortgage Holdings, Inc.
Registration Statement on Form S-4, as amended (File No. 333-266167)
Acceleration Request

Ladies and Gentlemen:

Impac Mortgage Holdings, Inc. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:30 p.m., Eastern time, on October 18, 2022, or as soon thereafter as practicable.

Please notify Craig Miller of Manatt, Phelps & Phillips, LLP at (415) 291-7415 or Veronica Lah of Manatt, Phelps & Phillips, LLP at (310) 312-4130 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

IMPAC MORTGAGE HOLDINGS, INC.

By:	/s/ Joseph Joffrion
General Counsel